CRESCO LABS INC. ANNUAL AND SPECIAL MEETING WEDNESDAY, JULY 10, 2024 AT 10:00 A.M. CDT JULY 08, 2024 1 E 1 O F 1 1 2601 14TH AVENUE MARKHAM, ON L3R 0H9 to be held at web.lumiconnect.com/290628777 meeting ID 290-628-777 The Meeting Password will be: CRESCO LABS INC. "cresco2024" case sensitive 600 W FULTON ST. SUITE 800 CHICAGO, IL 60661 UNITED STATES 10101010101010101010 11001011110010000111 11101011000110010100 11100101010000010111 10110010001001000000 10100100100000100101 11110000100101110100 101100100000100000 11100010010000111000 11101000010001100011 11111001010110110110 11100001110111011101 11100101101000011010 10000101101111111101 10010000001110001000 100110010110100101 10110010101011111000 10001010110001010101 10101100000010101010 11111111111111111111 P 1 5 1 5 8 - 1 0 0 1 0 0 0 1 0 0 0 1 1 1 1 0 0 1 0 0 0 1 0 0 0 1 1 1 Exhibit 99.5

CRESCO LABS INC. ANNUAL AND SPECIAL MEETING WEDNESDAY, JULY 10, 2024 AT 10:00 A.M. CDT FOR HOLDERS AS OF MAY 31, 2024 22587M106 JULY 08, 2024 1 E * ISSUER CONFIRMATION COPY - INFO ONLY * _______________ FOR WITHHOLD 2 01-Charles Bachtell 0 0 _______________ 02-Robert M. Sampson 0 0 _______________ 03-Gerald F. Corcoran 0 0 _______________ 04-Thomas J. Manning 0 0 _______________ 05-Randy D. Podolsky 0 0 _______________ 06-Marc Lustig 0 0 _______________ _______________ FOR WITHHOLD 07-Michele Roberts 0 0 _______________ 08-Tarik Brooks 0 0 _______________ Charles Bachtell, Thomas Manning 1 To set the number of directors to be elected at the Meeting at RECOMMENDATION: FOR eight (8), subject to permitted increases under the articles of the Corporation or otherwise. 3 To appoint Marcum LLP as independent auditor of the Corporation RECOMMENDATION: FOR to hold office until the next annual meeting of shareholders of the Corporation and to authorize the directors to fix the remuneration thereof. 4 To consider and, if thought fit, to pass an ordinary resolution RECOMMENDATION: FOR approving certain amendments to the Corporation's Long-Term Incentive Plan and approving unallocated entitlements thereunder. 5 To approve the Corporation's Option Exchange Program, as more RECOMMENDATION: FOR particularly described in the accompanying management information circular of the Corporation. TO RECEIVE FUTURE PROXY MATERIALS BY MAIL CHECK THE BOX TO THE RIGHT. TO REQUEST MATERIALS FOR THIS MEETING REFER TO THE NOTICE INCLUDED IN THE PACKAGE WITH THIS FORM. 1 OF 1 1 0 0 0 0 0 0 0 0 0 FOR AGAINST FOR WITHHOLD FOR AGAINST FOR AGAINST P15158- 10101010101010101010101010101010 11001011110010011001001010001001 11101011011110001100001010000000 11100101111000011100100011000111 1011001111100100100010010101110 10010011100001011010010000100101 10100001100100001010110010011110 11110101000100111001101100101111 11110010010000101001011100110100 1110110001001001101111000001011 11001001000010001011000111010010 11100001001000111011011111011101 11100100001010001001101110111000 11000100100101011111111000001011 1010000010110110111101011100011 11111111111111111111111111111111 10101010101010101010101010101010 10110010011000011011101011100111 11000010010100001101011011000010 1100100011001011110100110101100 10001000100101101010011010011010 10110011001100011100110001100001 10100100001001001000100010101010 11000100011101011000010010111011 1001000011010100100101011101110 10010010011011111001011110111101 11000000001001001011001101011000 11001010111010111011001111110011 10000000110111001101101011010110 1010000000001001110010000101000 11000110101101001000100010001000 11111111111111111111111111111111